Morgan, Lewis & Bockius LLP

101 Park Avenue

New York, New York 10178

January 6, 2012

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Attn:	Ms. Cecilia Blye,
Chief, Office of Global Security Risk

Re:	StealthGas Inc
Form 20-F: For the Fiscal Year Ended December 31, 2010
Filed on June 30, 2011
File No. 000-51559

Dear Ms. Blye,

We have been requested by our client, StealthGas Inc., to forward its response, set forth in the attached memorandum, to your letter dated December 21, 2011, setting forth comments of the staff of the Office of Global Security Risk of the Division of Corporation Finance of the Securities and Exchange Commission on the Company’s Annual Report on Form 20-F for the year ended December 31, 2010. To facilitate your review, the attached memorandum reproduces the comments from the staff’s December 21 letter in bold face text and the Company’s response follows each comment.

If you have any questions, please feel free to contact me at (212) 309-6050 or Harry N. Vafias, Chief Executive Officer of the Company, at + 30 210 625 0001.

Very truly yours,

/s/ Stephen P. Farrell
Stephen P. Farrell

cc:	StealthGas Inc.

STEALTHGAS INC.

Responses to Comments

The following are the responses of the Company to the December 21, 2011 letter of the Office of Global Security Risk of the Division of Corporation Finance of the Securities and Exchange Commission.

Risk Factors, page 5

If our vessels may call on ports located in countries that are subject to sanctions and embargoes.... page 11

1.	Cuba, Iran, Sudan and Syria are countries that are subject to U.S. economic sanctions and export controls, and also are designated by the U.S. Department of State as state sponsors of terrorism. In future filings, please identify any of these countries upon which your vessels may call.

The Company confirms that in future filings it will identify the specific countries to which its risk factor concerning vessels calling on ports located in countries that are subject to restrictions imposed by the U.S. or other governments relates.

2.	You state that the Comprehensive Iran Sanctions Accountability and Divestment Act expands the application of the prohibitions of the Iran Sanctions Act to non-U.S. companies, such as your company. While CISADA expanded ISA to cover non-U.S. shipping companies, such as your company, ISA already covered non-U.S. companies engaging in certain other activities. In future filings, please revise the disclosure as appropriate.

The Company confirms that it will revise its disclosure in future filings of its Annual Report on Form 20-F in accordance with the Staff’s comment.

3.	Please describe to us the nature and extent of your past, current, and anticipated contacts with Iran, Syria, Sudan and Cuba, whether through subsidiaries, charterers, or other direct or indirect arrangements. In this regard, we note disclosure that Shell represented 10% of your 2010 revenues and also note from Royal Dutch Shell’s 2010 Form 20-F that it conducts business activities in Iran and Syria. We note from a 2006 news article that Brave Maritime is one of the largest suppliers of grain to Iran and that Statoil is one of your clients. According to Statoil’s website, it has an office in Iran, and according to its 2010 Form 20-F it conducts business activities in Iran. Please clarify whether Shell or Statoil transport products to Iran via your vessels. Your response should describe any services or products you have provided to Iran, Syria, Sudan or Cuba and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by those governments.

The Company advises the Staff that the Company’s business is the chartering out of its vessels for single voyages or longer periods. The contractual basis for such charters is either a voyage charter, a time charter or a bareboat charter. Under a voyage charter, the charterer contracts for the Company’s vessel to carry the charterer’s cargo on a specified route to a specified port or ports. Under a time charter or a bareboat charter, the commercial management of the Company’s vessels, including the ports of call, cargoes and routes followed, are determined by the charterer within the limitations set forth in the charter, including the obligation not to operate the vessels in violation of applicable laws. Under a bareboat charter, the charterer also controls all other aspects of the vessel’s operation, including its technical management and manning with its own officers and crew.

In the past three years, the Company understands that a bareboat charterer of one of its vessels directed that vessel to call on Iranian ports two times. During this three year period, to the Company’s knowledge such vessel, and its other bareboat chartered vessels, made no other port calls in any of the referenced countries and nor did any of its other vessels. On both occasions, the Company understands that cargoes of vegetable oil were discharged, which is outside the scope of CISADA.

In the past three years, no port calls were made to the referenced countries by any of the Company’s vessels under charter to Shell or Statoil. The Company currently has one vessel on a time charter to Shell that is prohibited under the terms of such time charter from trading in Iran and has no vessels chartered to Statoil. While its business with these charterers may increase in the future, the Company notes that the U.S. State Department has announced that Shell has pledged to end its investments in Iran’s energy sector.

The Company has not, nor intends to, directly provide any products, equipment, technology or other goods or services to the referenced countries and has had no agreements, commercial arrangements or other contacts with governmental entities in these countries, or entities controlled by such governments, nor does it intend to have any in the future. The Company has not chartered its vessels to any Cuban, Iranian, Sudanese or Syrian companies or governmental entities, or entities controlled by such governments.

The 2006 news article referred to in the Staff’s comment is inaccurate. Brave Maritime advises the Company that shipments of grain referred to in such news article were made to Iraq under the food for aid program, and not to Iran as suggested by the news article.

4.	We note the disclosure on page 27 that three medium range product carriers in your fleet are capable of carrying refined petroleum products and we also note the fact that LPG results from refining petroleum. Please clarify to us whether your vessels currently transport refined petroleum products.

The Company owns three medium range product tankers that transport liquid refined petroleum products, such as gasoline, diesel, fuel oil, jet fuel, and as well as edible oils, such as vegetable oil, and chemicals. The majority of the Company’s fleet consists of LPG carriers that transport gas, such as butane and propane, in liquefied form. These products may also derive from petroleum or natural gas but are differentiated from refined petroleum products in that they are gases and are only liquefied for transportation and storage and do not constitute refined petroleum products under CISADA.

5.	Please discuss the materiality of your contacts with Iran, Syria, Sudan and Cuba described in response to the foregoing comments and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.- designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran, Syria, Sudan and Cuba.

As noted above, one of the vessels in the Company’s fleet, which was comprised of an average of 40 vessels over the three year period ended December 31, 2011, under bareboat charter made two port calls on behalf of charterers in Iran during the three-year period ended December 31, 2011 to discharge cargoes of vegetable oil, which the Company believes is immaterial from a quantitative point of view. The Company’s bareboat charters generally provide it with a specified daily hire rate for a fixed period of time and do not require the charterer to report to the Company the revenue it earns for a particular voyage. Therefore, the Company does not believe it is possible to translate a given number of port calls in a particular year or period into a dollar amount. The Company does not consider the investment risk to be material in qualitative terms because the Company believes that it is in compliance with applicable laws and regulations regarding sanctions and embargos.

Given the immateriality of two port calls, by a bareboat chartered vessel with cargoes of vegetable oil, to the worldwide operations of the Company and its compliance with applicable laws and regulations, it believes that a reasonable investor would deem such visits as not significant in making an investment decision. While the Company recognizes that certain activities of any corporation related to the above-mentioned countries may impact investor sentiment, it believes that its investors understand that it does not derive income from regularly doing business related to these countries and that the number of visits to these countries, by a bareboat chartered vessel, is negligible and in compliance with applicable law.

6.	Please tell us whether your charter parties/contracts include provisions relating to your vessels calling on ports in Iran, Syria, Sudan and/or Cuba.

As noted above, under the time and bareboat charter agreements for the Company’s vessels, consistent with shipping industry practice, the charterer of each vessel directs the vessel’s route and loading and discharge ports within limitations set forth in the charter, including the obligation not to operate the vessel in violation of applicable laws. The Company has recently been including specific restrictions precluding the trading of its vessels on time and bareboat charters in UN and U.S. sanctioned areas, unless agreed between owner and charterer after taking into account all relevant sanctions legislation.

*****

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

STEALTHGAS INC.